Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: August 5, 2026

On August 5, 2026, TAE Technologies, Inc. made the following communications available on the social media platforms identified below.

LinkedIn:

https://www.linkedin.com/feed/update/urn:li:activity:7490744865761153024

Commercial fusion isn't just about proving the science. It's about building the entire ecosystem needed to deliver fusion power at commercial scale.

Today, TAE Technologies announced a strategic agreement with Black Moon Energy Corporation (BMEC) to establish a future helium-3 fuel supply pathway supporting the commercialization of fusion energy.

As fusion moves toward commercialization, fuel strategy will become an increasingly important consideration. One advantage of TAE's technology is its flexibility to utilize multiple fuel pathways over time, allowing the company to adapt as technologies mature and fuel markets evolve.

As we advance toward Da Vinci — our first commercial fusion power plant expected to generate 50 MWe beginning in 2031 — we're building the commercial ecosystem needed to deliver fusion power at scale. That includes securing future fuel supply, strengthening strategic partnerships and developing the infrastructure required for long-term deployment.

Every milestone moves us closer to making fusion a practical source of clean, abundant energy. After nearly three decades of innovation and five successful fusion machines, we're focused on turning scientific leadership into commercial reality.

Learn more: https://lnkd.in/gE3_gHWa

Click here for important information about forward-looking statements and other disclosures: https://lnkd.in/gKf5PiBE

Facebook:

https://www.facebook.com/TAE/posts/pfbid0Su8EHmZmw6vgFsrYf4voeCGRYytBRP2rjymjJa4U37Fd4KQ8f6Gu3Ub3QmYtkDYFl

Building the future of fusion energy takes more than breakthrough technology. It takes the right partners.

TAE Technologies has entered into a strategic agreement with Black Moon Energy Corporation (BMEC) to help establish a future helium-3 fuel supply pathway as we continue preparing for commercial fusion power.
The agreement also reflects the flexibility built into TAE's technology as future fusion fuel markets continue to develop.

Every partnership helps strengthen the foundation needed to bring fusion energy to market. As we move toward Da Vinci, our first commercial fusion power plant expected to begin operations in 2031, we're building the ecosystem that will help make clean, abundant energy a reality.
It's another exciting milestone in our journey from scientific innovation to commercial deployment.

Learn more about what we're building: https://tae.com/tae-technologies-and-black-moon-energy.../

Click here for important information about forward-looking statements and other disclosures: https://tae.com/disclaimer/

Instagram:

https://www.instagram.com/p/DbqKZ9DnPVC/?utm_source=ig_web_copy_link&igsh=MzRlODBiNWFlZA%3D%3D

The future of fusion isn't built by one breakthrough alone.

It's built through innovation, partnerships and the people working together to make commercial fusion possible.

Today, TAE announced a strategic agreement with Black Moon Energy Corporation (BMEC) to help establish a future helium-3 fuel supply pathway as we continue preparing for commercial fusion energy.

Every milestone helps move us closer to Da Vinci — our first commercial fusion power plant — and another step toward delivering clean, abundant energy for generations to come.

Nearly 30 years of innovation have brought us to this moment. We're excited for what's ahead.
Learn more through the link in our bio.

X:

https://x.com/TAE/status/2084980812265472181

One advantage of TAE's fusion approach? Fuel flexibility. Today's strategic helium-3 agreement helps preserve future fuel options while strengthening the commercial ecosystem behind Da Vinci.

tae.com/tae-technologi… tae.com/disclaimer/

Truth Social:

https://truthsocial.com/@TAE/posts/117042924636438385

One advantage of TAE's fusion approach? Fuel flexibility. Today's strategic helium-3 agreement helps preserve future fuel options while strengthening the commercial ecosystem behind Da Vinci.

tae.com/tae-technologies-and-b

tae.com/disclaimer/

On August 5, 2026, TAE Technologies, Inc. issued the following press release.

FOR IMMEDIATE RELEASE

TAE Technologies and Black Moon Energy Corporation Enter into Strategic Helium-3 Supply and Commercialization Agreement for Fusion Power

Agreement strengthens TAE's path to commercial power with prospective helium-3 fuel supply option

FOOTHILL RANCH, Calif. — August 5, 2026 — TAE Technologies, a leading fusion energy company, today announced the signing of an agreement with Black Moon Energy Corporation (BMEC) to support the future commercialization of fusion power through a prospective helium-3 (He-3) fuel supply option and commercial development collaboration. Under the terms of the agreement, BMEC would supply helium-3 fuel to TAE.

"This agreement can facilitate our path to power by providing an alternative fuel supply option,” said TAE CEO Michl Binderbauer. “TAE has a high degree of flexibility to select from the most cost competitive fuel cycle, whereas many other fusion machines are able to operate only on the deuterium-tritium cycle; this provides TAE’s technology with future flexibility, depending on how fuel markets change over the long-run."

"Developing a future supply chain for fusion fuels is a critical component of bringing fusion power to market," said David Warden, CEO, Black Moon Energy Corporation. "By working with TAE, we are helping establish the commercial framework needed to support next-generation energy systems."

After nearly three decades of research and development and the successful construction of five fusion machines, TAE is preparing to construct its first fusion power plant, Da Vinci, expected to generate 50 MWe of electricity and serve as the foundation for future commercial-scale fusion facilities. A location for the DaVinci facility is expected to be sited later this year. TAE expects its first fusion power plant to begin operations in 2031, with future facilities designed to scale to 350–500 MWe.

About TAE Technologies
TAE Technologies is a leading fusion energy company developing the cleanest and most economically viable path to commercial fusion power. For nearly three decades, TAE has advanced a proprietary field-reversed configuration (FRC) approach designed to safely produce abundant, carbon-free energy. The company's sixth-generation fusion machine, Norm, supports the development of Da Vinci, TAE's first commercial fusion power plant. TAE’s fusion technology advances expect to yield near-term commercial potential through TAE Power Solutions and TAE Life Sciences.

TAE continues to advance its previously announced business combination with Trump Media & Technology Group Corp. (Nasdaq: DJT), with plans to file a Form S-4 with the U.S. Securities and Exchange Commission and anticipates closing before the end of 2026, subject to regulatory approvals and customary closing conditions.

Learn more at www.tae.com.

About Black Moon Energy Corporation
Black Moon Energy Corporation is a privately funded natural-resource and lunar-development company with deep experience in energy and aerospace. BMEC’s vision is to pioneer Helium-3-fueled fusion to satisfy energy demand, raise the global standard of living and address climate-driven energy concerns, as well as supply the growing demand for Helium-3 in enabling quantum computing, security protocols and medical diagnostics. The company plans to execute one robotic lunar delineation mission within five years to collect data, perform experiments, and de-risk a commercial-scale Helium-3 production operation for long-term reliable supply.

Learn more at www.blackmoon.energy

Contacts
TAE Contact: press@tae.com
For assets, please visit our press kit.
Follow TAE on: Facebook | Twitter | LinkedIn | Instagram

For more information, visit www.blackmoon.energy, or follow BMEC on LinkedIn at linkedin.com/company/blackmoonenergy.
BMEC Media inquiries: press@blackmoon.energy

Important Information About the TMTG Merger and Where to Find It
In connection with the TAE’s pending merger (the “TMTG Merger”) with Trump Media & Technology Group Corp. (“TMTG”), TMTG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the TMTG Merger. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the TMTG Merger with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE TMTG MERGER, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation
TMTG and certain of its directors and executive officers, and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the TMTG Merger under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation may be found by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, TMTG’s subsequent Amendment No. 1 on Form 10-K/A to TMTG’s Annual Report on Form 10-K, filed with the SEC on April 30, 2026, TMTG’s subsequent Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026, TMTG’s definitive proxy statement for the 2026 annual meeting of shareholders when it becomes available, and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the TMTG Merger when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the TMTG Merger, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Cautionary Statement About Forward-Looking Statements
This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding the TMTG Merger, TMTG’s ability to consummate the TMTG Merger, the benefits of the TMTG Merger and the combined company’s future financial performance, as well as the combined Company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the expected performance of TAE’s technology, the anticipated site selection criteria; development and construction timelines; plans for deployment of capital and the uses thereof; governance of the combined company; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay site selection or the TMTG Merger or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE with respect to site selection or the TMTG Merger; (iii) the inability to complete the TMTG Merger due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the TMTG Merger disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the TMTG Merger; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the TMTG Merger, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the TMTG Merger; and (vi) costs related to the TMTG Merger, site selection or construction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, TMTG’s subsequent Amendment No. 1 on Form 10-K/A to TMTG’s Annual Report on Form 10-K, filed with the SEC on April 30, 2026, TMTG’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.